



Corporate Rentals Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $124,000

Offering End Date: April 11, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Corporate Rentals Inc.

Founded: February 19, 2008

Address: 401 E. 74th St., 2L
New York, NY 10021

Industry: Software Publishing

Employees: 11

Website: https://www.bookingninjas.com/

Use of Funds Allocation:

If the maximum raise is met:

$62,000 (50.00%) – of the proceeds will go towards marketing
$37,200 (30.00%) – of the proceeds will go towards sales support
$17,360 (14.00%) – of the proceeds will go towards additional staffing
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,221 Followers





Business Metrics:

	FY20	FY21	FY22
Total Assets	$1,323	$5,773	$13,547
Cash & Cash Equivalents	$1,323	$5,773	$13,547
Accounts Receivable	$0	$0	$0
Short-term Debt	$19,113	$19,113	$15,148
Long-term Debt	$0	$0	$0
Revenue	$79,136	$55,614	$142,958
Cost of Goods Sold	$35,468	$28,751	$2,748
Taxes	$0	$0	$0
Net Income	-$21,774	-$43,377	-$63,141

Recognition:

Corporate Rentals Inc.'s (DBA BookingNinjas.com) founder and CEO, David Harroch, began developing the concept for the world's first PMS based on Salesforce in 2009 while completing his MBA in Tel Aviv, Israel to help give travelers a better accommodation experience. While managing a small hotel in Tel Aviv, the way it was marketed and service kept guests coming back - this eventually grew the portfolio and led to the birth of BookingNinjas.com.

About:

Corporate Rentals Inc.'s (DBA BookingNinjas.com) Property Management System (PMS) is an all-in-one property management software built to help the hospitality industry automate its tasks. It includes modules that span its customers' needs like an intuitive booking engine to an easy-to-use channel manager and much more. Booking Ninjas centralizes all of their customers' software features in one simple and efficient app. Built with robust features and insights from experts across the hospitality industry, Booking Ninjas PMS is a well-rounded, all-in-one solution.

For more information, contact our Customer Support Team at support@thesmbx.com

